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SECI 10027982 ISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rabo Securities USA,Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	**New York**	**10025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory 212 808 2562
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rabo Securities USA, Inc. (the "Company"), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

SHANNON L. SMITH
Notary Public State of New York
New York County
Lic. #01SM6176783
Commission Expires Nov. 5, 2011

Notary Public

Signature

Kenneth McGrory
President

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Registered Public Accounting Firms' report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2010

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2009
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	8,521
U.S. Government Securities		60,558
Receivables from underwriters		2,740
Receivables from brokers and dealers and clearing broker		427
Receivables from affiliates		43
Total assets	$	72,289
Liabilities and stockholder's equity		
Liabilities:		
Payables to affiliates	$	2,234
Accounts payable and accrued expenses		357
Income taxes payable		5,410
		8,001
Stockholder's equity:		
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)		–
Additional paid-in capital		32,000
Retained earnings		32,288
Total stockholder's equity		64,288
Total liabilities and stockholder's equity	$	72,289

See notes to statement of financial condition

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2009
(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the business of effecting transactions in foreign equities, fixed-income sales and trading, mergers and acquisitions and underwriting and private placement services. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") and commenced operations in the capacity of a broker-dealer in March 2003. The Company is a wholly owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly owned subsidiary of Rabobank Nederland.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Amsterdam Branch ("Rabobank Amsterdam Branch"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through Rabobank Amsterdam Branch and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker"). The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company participates in the private placement of asset backed commercial paper for Rabobank administered commercial paper programs for which it earns brokerage fees. These transactions are executed with institutional clients and the activity is cleared via Pershing.

The company also provides Merger and Acquisition ("M&A") transaction advisory services to institutional clients.

(In Thousands)

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased.

U.S. Government Securities are U.S. Treasury Bills with a maturity of 91 days when purchased.

RSI is a dealer in commercial paper and purchases commercial paper from various issuers with the intention of selling the paper on to its client base the same day. If the Company is unable to sell all of its commercial paper commitments to clients, it holds any unsold balance(s) overnight in its trading account.

In June 2006, the Financial Accounting Standards Board ("FASB") issued ASC 740-10 (formerly known as, FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109* ("FIN 48")), which prescribes a recognition threshold and measurement attribute for recognition and measurement of uncertain tax positions in statement of financial condition. The Company adopted the provisions of FIN 48 on January 1, 2009 (see Note 6).

Effective December 31, 2009, the Company adopted the new FASB Accounting Standards Codification (the "Codification"). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. As the Codification is neither expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its statement of financial condition.

Effective December 31, 2009, the Company adopted ASC 855 (formerly known as SFAS No. 165, *Subsequent Events*). This new accounting standard is based upon the same principles that exist within the auditing standards. The new accounting standard requires nonpublic entities to evaluate subsequent events through the date that statement of financial condition is available to be issued and enhances disclosure requirements for subsequent events. The adoption of the new accounting standard did not have a material impact on the Company's statement of financial condition.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Effective December 31, 2009, the Company adopted ASC 820-10-65-4 (formerly known as FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly).* ASC Topic 820-10-65-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, *Fair Value Measurements* (ASC Topic 820), when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity and also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of the new accounting standard did not have a material impact on the Company's statement of financial condition.

3. Receivables from Underwriters and Brokers and Dealers and Clearing Broker

Receivables from underwriters represent underwriting fees receivable. The Company conducts underwriting business with brokers and dealers that are members of FINRA and the major securities exchanges. Receivables from clearing broker represents brokerage fees receivable from Pershing LLC related to the Company's commercial paper business, net of ticket charges and other transactional fees charged by Pershing. There was no allowance for doubtful accounts at December 31, 2009.

4. Concentration of Credit Risk

At December 31, 2009, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, cash equivalent which is invested in a money market fund, and commercial paper (none at December 31, 2009) issued by a related party. Net of FDIC Insurance, RSI's credit risk at the Bank of New York Mellon Corporation due to cash and cash equivalents is $8,271. Any commercial paper held is issued by one of the Rabobank administered commercial paper programs. There was no commercial paper held as of December 31, 2009.

RSI maintains a revolving finance facility (the "Facility") with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Grand Cayman Branch ("Rabobank Grand Cayman Branch") of up to $5,000,000. Under the Facility, Rabobank Grand Cayman Branch agrees that, in the event any affiliate debt instruments (as defined in the Facility) are not redeemed when presented for payment, it shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments including any commercial paper held, if not redeemed when presented for payment. Borrowings under this facility are classified as borrowings from affiliate in the statement of financial condition. There were no borrowings from affiliate as of December 31, 2009.

(In Thousands)

5. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others)* provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2009.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no amounts to be indemnified to the clearing broker for these customer accounts. There were no receivables from customers as of December 31, 2009.

6. Income Taxes

The Company is included in the consolidated Federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and, therefore, income taxes payable in the statement of financial condition represents an inter-company payable.

The implementation of ASC 740-10 (formerly known as FIN 48) had no impact on retained earnings. It was determined that the Company did not require a material change in its tax liability for unrecognized tax benefits and consequently, its beginning balance sheet was unaffected. It was also determined that the Company's adoption of ASC 740-10 (formerly known as FIN 48) did not require a material change in its statement of financial condition at December 31, 2009.

(In Thousands)

6. Income Taxes (continued)

The Company is currently under federal audit for the years ended December 31, 2002 through December 31, 2005 and New York State audit for the tax year ended December 31, 2005. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

As of December 31, 2009, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

7. Benefits

An affiliate provides certain noncontributory medical, dental and life insurance benefits for eligible employees. Eligible employees of the Company also participate in the affiliate's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation.

An affiliate also has a 401(k) plan in which eligible employees of the Company may participate. The plan includes employee contributions and matching contributions by the affiliate subject to certain limitations.

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). FINRA and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2009, the Company had net capital of approximately $60,908, which was $60,658 in excess of the amount required to be maintained at that date.

(In Thousands)

9. Financial Instruments

In September 2006, the FASB issued ASC 820 (formerly known as SFAS No.157 *Fair Value Measurements* ("SFAS 157")). ASC 820 (formerly known SFAS 157) as defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company adopted ASC 820 (formerly known SFAS 157) at the beginning of 2008. Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. ASC 820 (formerly known SFAS 157) applies to all financial instruments that are measured and reported on a fair value basis. ASC 820 (formerly known SFAS 157) defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

ASC 820 (formerly known SFAS 157) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;
- Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;
- Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(In Thousands)

9. Financial Instruments (continued)

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2009.

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level3)	Total
Assets				
Money Market Investment	$ 8,519	$ –	$ –	$ 8,519
U.S. Treasury Bill	60,558	–	–	60,558
Total	$ 69,077	$ –	$ –	$ 69,077

These instruments are held at principal less any discounts which are received when purchased. This net value is the carrying cost and approximates fair value. Fair value is based on quoted prices in active markets. No other assets or liabilities are measured at fair value under ASC 820 as of December 31, 2009.

10. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliate, Rabobank International, New York Branch ("Rabobank New York Branch"), dated January 1, 2006. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company. Amounts owed to Rabobank New York Branch relating to the service level arrangement and other expenses paid on behalf of the Company are $2,234 and are included in payables to affiliates in the statement of financial condition.

In the foreign equities brokerage business, the Company acts as agent between its affiliate, Rabobank Amsterdam Branch, and the Company's clients, in foreign equity securities transactions with U.S. institutional customers. Balances resulting from such transactions are included in receivables from affiliates and were $43 as at December 31, 2009.

(In Thousands)

10. Related Party Transactions (continued)

The Company acts as a placement agent of commercial paper issued by Rabobank administered commercial paper programs. Additionally, the Company held overnight asset backed commercial paper purchased from affiliates during the year. At December 31, 2009, RSI owned no commercial paper issued by one of the Rabobank administered commercial paper programs.

Under the Facility (as defined in Note 4 above) the interest rate charged for borrowings from affiliates is based on a nominal spread over the corresponding asset backed commercial paper purchased from affiliates. At December 31, 2009, there were no such borrowings. If any affiliate debt instruments (as defined in the Facility) are not redeemed when presented for payment, Rabobank Grand Cayman Branch shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments, if not redeemed when presented for payment. Given the short term nature of the borrowing, fair value approximates carrying value.

The Company has, under a revolving subordinated loan agreement approved by FINRA, the ability to borrow $100,000 from its affiliate, Rabobank Grand Cayman Branch, at an interest rate based on the one month LIBOR rate. This agreement terminates March 21st, 2012. At December 31, 2009, there was no indebtedness under this revolving subordinated loan agreement.

Receivables from affiliates on the statement of financial condition can include amounts receivable from clearing broker, Rabobank Amsterdam Branch, which represents securities failed to deliver. There were no failed to receive from customers or failed to deliver to customers at December 31, 2009. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations.

11. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

12. Subsequent Events

The Company has evaluated subsequent events through February 26, 2010 the date this statement of financial condition was available to be issued.

STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
December 31, 2009
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

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